Exhibit 7.02

FERTITTA COLONY PARTNERS LLC
2960 West Sahara Avenue
Las Vegas, NV 89102

December 2, 2006

PERSONAL AND CONFIDENTIAL

The Special Committee of the
Board of Directors of Station Casinos, Inc.
c/o Station Casinos, Inc.
10973 West Summerlin Centre Drive
Las Vegas, NV 89135

Dear Sirs:

On behalf of Fertitta Colony Partners LLC (the “Acquirer”), we are pleased to submit this proposal to acquire all of the outstanding shares of capital stock of Station Casinos, Inc. (“Station Casinos” or the “Company”).    The Acquirer is a limited liability company organized by Frank and Lorenzo Fertitta and by affiliates of Colony Capital, LLC (including investment vehicles managed and to be designated by Colony Capital, LLC, “Colony”).

As you know, Station Casinos was founded by the Fertitta family.  In the early 1990’s, Frank and Lorenzo Fertitta assumed management of the Company and took it public in 1993.  Since that time, Station Casinos has grown from one property to 16 and is now one of the largest publicly-traded gaming corporations.

Founded in 1991 by Chairman and Chief Executive Officer Thomas J. Barrack, Jr., Colony is a private, international investment firm focusing primarily on real estate-related assets and operating companies. From inception, Colony has invested some $20 billion through various corporate, portfolio and complex property transactions. The firm has significant experience in gaming properties, having led the acquisition of such assets and companies as Kerzner International, Resorts Atlantic City, Accor Casinos, Harveys Casino Resorts, the Atlantic City Hilton and the Las Vegas Hilton.  Colony’s additional investing experience in the broader leisure and hospitality sector includes Fairmont Hotels, Raffles Hotels & Resorts, the legendary Costa Smeralda resort in Sardinia, Italy, the Hotel Guanahani in St. Barts, the Amanresorts hotel group, London’s Savoy Group, the Orchid at Mauna Lani on Hawaii’s Big Island, The Stanhope Hotel in New York City and the “W” in Honolulu.  Colony has a staff of 160 and is headquartered in Los Angeles, with offices in Beirut, Boston, Hawaii, Hong Kong, London, Madrid, New York, Paris, Rome, Seoul, Shanghai, Singapore, Taipei, and Tokyo.

Following the proposed transaction, Frank and Lorenzo Fertitta would continue to run Station Casinos in their current roles.  We are confident that this continuity will provide a stable environment for the Company’s valuable team members, customers, tribal relationships and joint venture partners going forward.

The details of our proposal will be set forth in a draft Merger Agreement and are summarized below.  We expect to provide you and your counsel with a draft of the Merger Agreement shortly.

1.                                       Amount and Form of Consideration.

We are proposing that the Acquirer acquire the Company through a merger transaction for cash consideration of $82 per share for all of the outstanding Common Stock (the “Acquisition”).  This price represents an 18.7% premium to the  closing price of the Common Stock on Friday, December 1, 2006, and a 26.5% and 32.0% premium to the average closing price of the Common Stock for the last thirty and sixty days, respectively.  This price also exceeds the highest price at which the stock has ever traded.

2.                                       Sources of Capital.

The Acquirer has received financing commitments which are sufficient to consummate the proposed Acquisition.  Frank and Lorenzo Fertitta, Blake and Delise Sartini, and Colony have provided equity funding commitments.  Deutsche Bank Trust Company Americas and German American Capital Corporation have provided  debt financing commitments.  Our financing commitments and our proposal are structured such that the Company’s existing public debt would remain outstanding.  The existing Revolving Credit Facility would be refinanced at the closing.  Copies of the equity funding and debt financing commitment letters are enclosed.

3.                                       Conditions.

Our proposal is conditioned only upon final negotiation and execution of a mutually acceptable definitive Merger Agreement and any other transaction documents and satisfaction at closing of the conditions therein.  We are confident that our experience in completing transactions of this nature will enable us to cause these conditions to be satisfied on a timely basis.

The Acquisition would be subject to minimal representations and warranties and closing conditions as set forth in the draft Merger Agreement.  The closing of the Acquisition pursuant to the Merger Agreement will NOT be subject to a financing condition.

4.                                       Necessary Approvals.

The applicable principals of the Acquirer are already licensed in Nevada by the Nevada Gaming Commission.  In addition, Frank and Lorenzo Fertitta are already licensed by the National Indian Gaming Commission.  As a result, we anticipate that all gaming licensing requirements can be satisfied expeditiously.  The only other regulatory approval that would be required are the expiration or earlier termination of the waiting period under the Hart-Scott Rodino Antitrust Improvements Act of 1976 (the “HSR Act”).  We believe that there are no facts or circumstances that would present any impediment to receiving early termination of the waiting period under the HSR Act.  We also believe that these factors will provide the Special Committee with a high degree of comfort that the proposed Acquisition can be closed quickly and with certainty.

5.                                       Binding Effect.

This letter is not intended to, and does not, constitute an agreement to consummate the transactions described herein or to enter into a definitive Merger Agreement or any other agreement related to the transactions and neither the Acquirer or its affiliates nor the Company will have any rights or obligations of any kind whatsoever relating to the transaction by virtue of this letter or any other written or oral expression by our respective representatives unless and until definitive agreements are executed and delivered.

*              *              *

We look forward to working with the Special Committee and its legal and financial advisors to complete a transaction that is attractive to the Company’s shareholders.  I encourage you to contact our financial advisor, Monte Koch of Deutsche Bank Securities Inc. at (212) 250-0285, or our legal counsel, Ken Baronsky of Milbank, Tweed, Hadley & McCloy LLP at (213) 892-4333 to discuss this proposal further.

Sincerely,

FERTITTA COLONY PARTNERS LLC

By:	/s/ Frank J. Fertitta, III
Frank J. Fertitta, III
Authorized Member

cc:	Lorenzo J. Fertitta
Thomas J. Barrack, Jr.
Jonathan H. Grunzweig